ALLIANCEBERNSTEIN INVESTMENTS, INC.
                           1345 Avenue of the Americas
                            New York, New York 10105

                                                                  March 20, 2009

Mr. Keith O'Connell, Senior Counsel
Ms. Sheila Stout
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

     Re: AllianceBernstein Municipal Income Fund, Inc. (the "Company") Registration Statement on Form N-14
          File Nos. 33-7812 and 811-04791
          -------------------------------

Dear Mr. O'Connell and Ms. Stout:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of the Company that the effective date of the Registration Statement of AllianceBernstein Municipal Income Fund, Inc. - National Portfolio be accelerated so that the Registration Statement may become effective on March 23, 2009.

                                             Very truly yours,

                                             AllianceBernstein Investments, Inc.


                                             By: /s/ Andrew L. Gangolf
                                                 -----------------------
                                                     Andrew L. Gangolf
                                                     Senior Vice President and
                                                     Assistant General Counsel

00250 0457.979187